Form 51-102F3
Material Change Report

Item 1                                Name and Address of Company

MAG SILVER CORP. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2                                Date of Material Change

January 23, 2009

Item 3                                News Release

The Issuer issued a news release at Vancouver, British Columbia on January 23, 2009 through Marketwire.

Item 4                                Summary of Material Change

Vancouver, B.C…MAG Silver Corp. (TSX:MAG) (NYSE-A:MVG) (“MAG”) has been advised by the operator of the Juanicipio Joint Venture of a new high grade assay result from the final hole in the 2008 definition drilling program along the Valdecañas Vein.  Hole JI-08-LE2 reports an intercept of 10.2 metres (7.81 metres true width) grading 1,068 grams per tonne (g/t) (31.1 ounces per ton (opt)) silver, 1.25 g/t gold, 0.69% lead and 3.53% zinc.  This includes an internal high grade gold and silver zone with a true width of 3.06 metres running 2,268 g/t (66.1 opt) silver, 2.27 g/t gold, 0.97% lead and 4.19% zinc.

Item 5.1                      Full Description of Material Change

Please see the Issuer’s news release dated 23 January 2009 (NR#09-04) attached as Schedule “A” for a full description of the material change.

Item 5.2                      Disclosure for Restructuring Transactions

Not applicable.

Item 6                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                Omitted Information

Not applicable.

Item 8                                Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9                                Date of Report

Dated 29 January 2009

SCHEDULE “A”

328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
January 23, 2009
For Immediate Release
NR#09-04

MAG Silver Reports High Grade Silver/Gold at Valdecañas Vein, Juanicipio Joint Venture

2,268 g/t (66.1 opt) silver, 2.27 g/t gold, 0.97% lead and 4.19% zinc over 3.06 metres;
2008 Drill Program Data complete and Updated Resource Calculation is Underway

Vancouver, B.C…MAG Silver Corp. (TSX:MAG) (NYSE-A:MVG) (“MAG”) has been advised by the operator of the Juanicipio Joint Venture of a new high grade assay result from the final hole in the 2008 definition drilling program along the Valdecañas Vein.  Hole JI-08-LE2 reports an intercept of 10.2 metres (7.81 metres true width) grading 1,068 grams per tonne (g/t) (31.1 ounces per ton (opt)) silver, 1.25 g/t gold, 0.69% lead and 3.53% zinc.  This includes an internal high grade gold and silver zone with a true width of 3.06 metres running 2,268 g/t (66.1 opt) silver, 2.27 g/t gold, 0.97% lead and 4.19% zinc.

This result completes the assays expected from the 2008 drill program and will be combined with all previous results to generate an updated resource estimate for the Valdecañas Vein. The resource estimate is underway and is expected to take about 3 weeks to complete, with publication following shortly thereafter.

The 2008 drill campaign on the Valdecañas Vein completed over 28,000 metres of definition drilling. This program successfully drilled the Valdecañas Vein on a 100 by 100 metre grid with the goal of elevating as much as possible of the reported Inferred Resource (see press release of June 18, 2008) to an Indicated Resource status by the end of 2008.  Three drills are currently operating on the Valdecañas Vein and are expected to drill an additional 5,000 metres in 2009.

Joint Venture operator Fresnillo plc also reports that one of two holes testing the Juanicipio Vein located one kilometre south of Valdecañas has been completed and assay results are expected shortly.  The second hole is still in progress. The two holes were designed to cut the projected Juanicipio Vein bonanza zone approximately 125 metres deeper and 400 metres west of previously reported intersections.  Drilling of an additional 5,000 metres is planned for the Juanicipio Vein in 2009.

The 2009 preliminary exploration program and budget was presented at a recent Minera Juanicipio S.A. DE C.V. Technical Committee meeting by Fresnillo plc, the operator of the Juanicipio Joint Venture and approved by the full Minera Juanicipio S.A. DE C.V. Board of Directors on January 20, 2009. The overall exploration program proposes a minimum of 25,000 metres of drilling focused on the Valdecañas Vein, Juanicipio Vein, the Encino Vein and new exploration targets. The Board also authorized $US500,000 for development engineering studies.

Hole #	From	To	Width	Silver	Silver	Gold	Lead	Zinc	True
Valdecañas			metres	g/t	opt	g/t	%	%	Width
JI-08-LE2	732.30	742.50	10.20	1,068	31.1	1.25	0.69	3.53	7.81
Including	735.30	739.30	4.00	2,268	66.1	2.27	0.97	4.19	3.06
Including	735.30	738.30	3.00	2,728	79.5	2.80	1.18	3.60	2.30

(See longitudinal section attached and www.magsilver.com for diagrams).

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com)
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. The joint venture has outlined an initial inferred resource estimate of 237.8 million ounces of silver (see press release dated June 18, 2008).  MAG’s 44% interest equates to 104.5 million ounces of silver.  In addition to the silver resource the estimate also reports a total inferred resource of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes).  (Investors should refer to the June 18, 2008 press release for disclaimer information regarding resources). Fresnillo plc has made an unsolicited bid for all of the outstanding shares of MAG Silver. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext US (formerly AMEX) under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"
President and CEO

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note:
 Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html